04044629

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
OCT 1 - 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Greenwich Capital Acceptance, Inc.
(Exact Name of Registrant as Specified in Charter)

0000826219
(Registrant CIK Number)

Form 8-K for September 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111379-01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

120001 GreenPoint 2004-1
Form SE (Computational Materials)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENWICH CAPITAL ACCEPTANCE, INC.,

By: ______________________________
Name: Rosa Hyun
Title: Vice President

Dated: September 30, 2004

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GREENPOINT MORTGAGE LOAN TRUST 2004-1

Mortgage Loan Pass-Through Certificates, Series 2004-1

Greenpoint Mortgage Pass-Through Securities, Series 2004-1

Marketing Materials

$285,453,000 (Approximate)

Greenpoint Mortgage Funding, Inc.
Originator and Master Servicer

Greenwich Capital Acceptance, Inc.
Depositor

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: September 15, 2004***

Greenpoint Mortgage Pass-Through Securities, Series 2004-1

$285,453,000 (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class(1)	Principal Amount (Approx.) (1)	WAL to Call or WAVG Roll/Maturity (Yrs) (2)	Pmt Window to Call or WAVG Roll/Maturity (Mths) (2)	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
A	$271,791,000	3.42 / 3.56	1-127 / 1-359	Floater(3)	Senior	AAA/Aaa
X	$290,685,221				Senior/IO	AAA/Aaa
A-R	$100				Senior/Residual	AAA/Aaa
B-1	$6,540,000	5.86 / 6.18	1-127 / 1-359	Fixed (4)	Subordinate	AA/Aa2
B-2	$4,360,000	5.86 / 6.18	1-127/ 1-359	Fixed (4)	Subordinate	A/A2
B-3	$2,762,000	5.86 / 6.18	1-127 / 1-359	Fixed (5)	Subordinate	BBB/Baa2
B-4	$1,599,000				Subordinate	BB/Ba2
B-5	$1,017,000		Privately Offered Certificates		Subordinate	B/B2
B-6	$2,616,221				Subordinate	UR/UR
Total:	**$290,685,221**					

(1) The Class A, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates are backed by cash flows from the Mortgage Loans. The principal balance of each Class of Certificates is subject to a 10% variance.

(2) WAL and payment window for the Class A, Class B-1, Class B-2 and Class B-3 Certificates are shown to the applicable Optional Call Date (as described herein) and maturity.

(3) For each Distribution Date, the interest rate for the Class A Certificates will equal the least of (i) One-Month LIBOR plus the related margin (the margin doubles after the first possible Optional Call Date) and (ii) the Net WAC Cap (as defined herein).

(4) For each Distribution Date, the interest rate for the Class B-1 and Class B-2 Certificates will equal the lesser of (i) [ ]%, which will increase by 0.50% after the Optional Call Date and (ii) the Net WAC Cap (as defined herein).

(5) For each Distribution Date, the interest rate for the Class B-3 Certificates will equal the lesser of (i) [ ]% and (ii) the Net WAC Cap (as defined herein).

Depositor:	Greenwich Capital Acceptance, Inc.
Seller:	Greenwich Capital Financial Products
Originator and Master Servicer:	Greenpoint Mortgage Funding, Inc.
Underwriter:	Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").
Trustee:	JP Morgan Chase.
Rating Agencies:	It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

RBS Greenwich Capital

Cut-off Date:	September 1, 2004.
Expected Pricing Date:	On or about September [ ], 2004.
Closing Date:	On or about September 30, 2004.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in October 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class A Certificates (the "***Class A Certificates***"), the Class X Certificate and the Class A-R Certificate. The Class B-1, Class B-2 and Class B-3 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-4, Class B-5 and Class B-6 Certificates will be referred to herein as the "***Junior Subordinate Certifcates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class A Certificates are being offered publicly.
Accrued Interest:	The price to be paid by investors for the Class A Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class B-1, Class B-2 and Class B-3 will include 29 Days of accrued interest.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Class A Certificates will be the period beginning with the 25th day of the prior calendar month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis). The Interest Accrual Period for the Class B-1, Class B-2 and Class B-3 will be the calendar month prior to such Distribution Date (on a 30/360 basis)
Registration:	The Class A, Class B-1, Class B-2 and Class B-3 Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A, Class B-1, Class B-2 and Class B-3 Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Class A, Class B-1, Class B-2 and Class B-3 Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A, Class B-1, Class B-2 and Class B-3 Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.
SMMEA Treatment:	The Class A and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Pricing Prepayment Speed: The Class A, Class B-1, Class B-2 and Class B-3 Certificates will be priced to a prepayment speed of 120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months).

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $290,685,221, which will consist of a pool of Fixed-Rate mortgage loans (the "***Mortgage Loans***").

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially expected to be approximately 6.50% total subordination.

Net WAC Cap Rate: The "***Net WAC Cap Rate***" will be a rate equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans adjusted to reflect the related Interest Accrual Period.

Net Mortgage Rate: The "***Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) lender paid mortgage insurance, if any.

Basis Risk Shortfall Carry-forward Amount: If on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Cap Rate, the "***Basis Risk Shortfall Carry-forward Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest accrued at the related Certificate Interest Rate for such Class without giving effect to the related Net WAC Cap Rate over (b) the amount of interest accrued on such Class based on the related Net WAC Cap Rate and (ii) the unpaid portion of any Basis Risk Shortfall Carry-forward Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Certificate Interest Rate, for such Class, without giving effect to the related Net WAC Cap Rate. Any Basis Risk Shortfall Carry-forward Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available, first from funds received from the Yield Maintenance Agreement and then from any remaining Excess Cashflow as described under "Priority of Distributions".

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a "***Yield Maintenance Agreement***", or "***YMA***", with a counterparty (the "***Counterparty***") for the benefit of each of the Class A Certificates. The notional balance of the YMA for any Distribution Date and the Class A Certificates is subject to a maximum equal to the aggregate principal balance of the Class A Certificates immediately prior to such Distribution Date. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate, which is equal to (i) the Net Mortgage Rates of the Mortgage Loans less (ii) the margin on the Class A Certificates . Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.45%. The Yield Maintenance Agreement will terminate after the Distribution Date in April 2015. Any payments received from the Yield Maintenance Agreement will first be used to cover Basis Risk Shortfall Carry-forward Amounts on the Class A Certificates, and second will be deposited in a reserve account up to an amount equal to 1.00% of the aggregate principal balance of the Class A certificates on the Closing Date to cover Basis Risk Carry-over Shortfall on any Distribution Date.

Yield Maintenance Notional Schedule

Period	Notional ($)	Period	Notional ($)	Period	Notional ($)
1	271,791,000	44	97,133,778	87	34,253,608
2	269,034,650	45	94,825,378	88	33,425,908
3	265,898,694	46	92,571,101	89	32,617,838
4	262,389,261	47	90,369,690	90	31,828,937
5	258,515,359	48	88,219,917	91	31,058,757
6	254,286,136	49	86,120,582	92	30,306,859
7	249,716,540	50	84,070,513	93	29,572,815
8	244,818,496	51	82,068,566	94	28,856,206
9	239,605,371	52	80,113,622	95	28,156,625
10	234,099,342	53	78,204,588	96	27,473,672
11	228,390,488	54	76,340,396	97	26,806,956
12	222,591,983	55	74,520,005	98	26,156,097
13	216,928,385	56	72,742,395	99	25,520,724
14	211,397,229	57	71,006,571	100	24,900,472
15	205,995,458	58	69,311,561	101	24,294,987
16	200,720,083	59	67,656,415	102	23,703,923
17	195,568,185	60	66,040,206	103	23,126,940
18	190,536,910	61	64,462,026	104	22,563,707
19	185,623,473	62	62,920,991	105	22,013,903
20	180,825,151	63	61,416,235	106	21,477,211
21	176,139,283	64	59,946,913	107	20,953,323
22	171,563,270	65	58,512,201	108	20,441,938
23	167,094,573	66	57,111,291	109	19,942,762
24	162,730,712	67	55,743,396	110	19,455,508
25	158,469,264	68	54,407,747	111	18,979,896
26	154,307,859	69	53,103,590	112	18,515,651
27	150,244,185	70	51,830,194	113	18,062,506
28	146,275,982	71	50,586,839	114	17,620,199
29	142,401,041	72	49,372,825	115	17,188,476
30	138,617,207	73	48,187,468	116	16,767,087
31	134,922,370	74	47,030,098	117	16,355,788
32	131,314,472	75	45,900,063	118	15,954,342
33	127,791,502	76	44,796,725	119	15,562,476
34	124,351,494	77	43,719,460	120	15,179,938
35	120,992,529	78	42,667,660	121	14,799,938
36	117,918,994	79	41,640,728	122	14,429,162
37	114,920,003	80	40,638,086	123	14,067,391
38	112,194,968	81	39,659,164	124	13,714,411
39	109,533,725	82	38,703,409	125	13,370,012
40	106,934,795	83	37,770,278	126	13,033,990
41	104,396,731	84	36,859,244	127	12,706,145
42	101,918,122	85	35,969,789		
43	99,497,586	86	35,101,408		

Shifting Interest: Until the first Distribution Date occurring after September [2009], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
October 2004 – September 2009	0% Pro Rata Share
October 2009 – September 2010	30% Pro Rata Share
October 2010 – September 2011	40% Pro Rata Share
October 2011 – September 2012	60% Pro Rata Share
October 2012 – September 2013	80% Pro Rata Share
October 2013 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in October 2007, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in October 2007, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the related Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*, to the related Senior Certificates until each class principal balance has been reduced to zero. In general, this loss protection is accomplished by allocating the realized losses among the subordinated certificates, beginning with the subordinated certificates with the lowest payment priority, before realized losses are allocated to the senior certificates.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class;
4) Class A Certificates, to pay the Carryover Shortfall Amount (after giving effect to payments made from the Yield Maintenance Agreement;
5) From all mortgage loan groups, Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) From all mortgage loan groups, Class B-4, Class B-5, Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
7) Class A-R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

Weighted Average Life Tables

Class A Certificates to Call

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	5.01	4.5	4.08	3.42	2.71	1.99
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	January 2020	July 2018	April 2017	April 2015	January 2013	September 2010

Class A Certificates to Maturity

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	5.20	4.68	4.25	3.56	2.83	2.07
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	August 2034	August 2034	August 2034	August 2034	August 2034	August 2034

Class B-1 Certificates to Call

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	8.47	7.66	6.92	5.86	4.88	3.82
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	January 2020	July 2018	April 2017	April 2015	January 2013	January 2010

Class B-1 Certificates to Maturity

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	8.87	8.05	7.28	6.18	5.19	4.09
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	August 2034	August 2034	August 2034	August 2034	August 2034	August 2034

Class B-2 Certificates to Call

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	8.47	7.66	6.92	5.86	4.88	3.82
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	January 2020	July 2018	April 2017	April 2015	January 2013	September 2010

Class B-2 Certificates to Maturity

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	8.87	8.05	7.28	6.18	5.19	4.09
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	August 2034	August 2034	August 2034	August 2034	August 2034	August 2034

Class B-3 Certificates to Call

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	8.47	7.66	6.92	5.86	4.88	3.82
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	January 2020	July 2018	April 2017	April 2015	January 2013	September 2010

Class B-3 Certificates to Maturity

Prepayment Speed	80 PPC	90 PPC	100 PPC	120 PPC	150 PPC	200 PPC
WAL (yr)	8.87	8.05	7.28	6.18	5.19	4.09
Principal Window Begin	October 2004	October 2004	October 2004	October 2004	October 2004	October 2004
Principal Window End	August 2034	August 2034	August 2034	August 2034	August 2034	August 2034

Mortgage Loan Statistics
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$290,685,221	$16,887	$1,330,000
Average Scheduled Principal Balance	$256,789		
Number of Mortgage Loans	1,132		
Weighted Average Gross Coupon	6.74%	5.38%	9.63%
Weighted Average FICO Score	711	620	817
Weighted Average Combined Original LTV	75.21%	13.87%	100.00%
Weighted Average Original Term	344 months	180 months	360 months
Weighted Average Stated Remaining Term	342 months	158 months	360 months
Weighted Average Seasoning	2 months	0 months	26 months
Weighted Average Gross Margin	0.00%	0.00%	0.00%
Weighted Average Minimum Interest Rate	0.00%	0.00%	0.00%
Weighted Average Maximum Interest Rate	0.00%	0.00%	0.00%
Weighted Average Initial Rate Cap	0.00%	0.00%	0.00%
Weighted Average Subsequent Rate Cap	0.00%	0.00%	0.00%
Weighted Average Months to Roll	months	months	months
Maturity Date		Nov 1 2017	Sep 2 2034
Maximum Zip Code Concentration	0.58%	95050	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	52	2,037,001.34	0.70%	7.066	282	69.17	701
50,000.01 - 100,000.00	165	12,262,241.30	4.22%	7.065	331	76.77	695
100,000.01 - 150,000.00	195	24,255,716.39	8.34%	6.864	328	74.10	703
150,000.01 - 200,000.00	128	22,468,439.36	7.73%	6.817	341	76.63	700
200,000.01 - 250,000.00	109	24,597,985.61	8.46%	6.766	338	76.75	710
250,000.01 - 300,000.00	98	26,995,734.23	9.29%	6.769	343	73.84	702
300,000.01 - 350,000.00	69	22,532,339.35	7.75%	6.698	350	75.28	717
350,000.01 - 400,000.00	91	34,442,662.95	11.85%	6.660	348	77.71	714
400,000.01 - 450,000.00	66	27,993,939.77	9.63%	6.711	344	78.70	720
450,000.01 - 500,000.00	53	25,332,452.07	8.71%	6.714	349	74.27	719
500,000.01 - 550,000.00	26	13,646,459.70	4.69%	6.615	331	78.42	716
550,000.01 - 600,000.00	36	20,890,251.52	7.19%	6.649	338	74.24	706
600,000.01 - 650,000.00	20	12,671,835.94	4.36%	6.608	349	74.57	720
650,000.01 - 700,000.00	5	3,394,748.45	1.17%	6.574	322	77.29	746
700,000.01 - 750,000.00	2	1,480,399.18	0.51%	7.060	354	74.02	776
750,000.01 - 800,000.00	3	2,272,055.43	0.78%	6.918	359	66.31	710
800,000.01 - 850,000.00	1	838,401.79	0.29%	6.250	358	75.00	766
850,000.01 - 900,000.00	8	7,008,751.84	2.41%	6.591	358	63.43	715
900,000.01 - 950,000.00	1	937,500.00	0.32%	6.375	358	75.00	629
950,000.01 - 1,000,000.00	2	1,997,269.26	0.69%	6.625	359	61.90	682
1,000,000.01+	2	2,629,035.21	0.90%	7.184	359	50.30	704
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	2	1,112,081.48	0.38%	5.375	177	68.11	779
5.500 - 5.999	45	14,574,585.85	5.01%	5.793	296	67.52	731
6.000 - 6.499	221	74,804,335.04	25.73%	6.271	339	72.87	724
6.500 - 6.999	536	131,102,528.67	45.10%	6.667	350	74.99	713
7.000 - 7.499	144	28,923,732.01	9.95%	7.176	339	77.22	699
7.500 - 7.999	122	26,269,204.77	9.04%	7.634	341	79.00	685
8.000 - 8.499	39	9,099,658.66	3.13%	8.200	352	84.87	669
8.500 - 8.999	16	2,848,289.46	0.98%	8.620	356	89.76	662
9.000 - 9.499	6	1,834,126.95	0.63%	9.312	356	93.74	669
9.500 - 9.999	1	116,677.80	0.04%	9.625	353	94.99	637
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	10	2,965,257.01	1.02%	6.807	336	71.83	622
625-649	120	24,508,011.18	8.43%	7.229	336	76.72	639
650-674	182	39,916,136.78	13.73%	7.047	338	77.56	662
675-699	250	61,865,095.45	21.28%	6.805	341	74.72	687
700+	570	161,430,720.27	55.53%	6.563	344	74.65	745
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	53	13,603,158.81	4.68%	6.426	320	39.23	713
50.00- 54.99	22	4,711,368.05	1.62%	6.648	324	52.06	710
55.00- 59.99	39	12,203,915.58	4.20%	6.508	340	57.85	717
60.00- 64.99	41	10,161,541.48	3.50%	6.597	329	62.41	707
65.00- 69.99	69	20,777,773.62	7.15%	6.586	333	67.19	711
70.00- 74.99	97	25,616,773.03	8.81%	6.539	348	72.13	719
75.00- 79.99	212	52,193,748.73	17.96%	6.678	343	77.92	712
80.00	479	122,978,057.24	42.31%	6.702	347	80.00	713
80.01- 84.99	6	1,348,894.87	0.46%	7.312	357	84.07	695
85.00- 89.99	18	3,441,538.61	1.18%	7.645	342	86.72	674
90.00- 94.99	63	15,432,895.45	5.31%	7.466	334	90.74	693
95.00- 99.99	32	8,050,671.68	2.77%	7.952	347	95.02	683
100.00	1	164,883.54	0.06%	7.750	359	100.00	662
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	139	25,744,764.61	8.86%	6.455	178	70.91	706
240	1	467,059.94	0.16%	6.625	240	80.00	691
360	992	264,473,396.14	90.98%	6.767	358	75.62	711
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	139	25,744,764.61	8.86%	6.455	178	70.91	706
181-240	1	467,059.94	0.16%	6.625	240	80.00	691
301-360	992	264,473,396.14	90.98%	6.767	358	75.62	711
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	61	12,283,887.54	4.23%	6.629	336	68.23	721
20.01 -25.00	92	20,024,886.80	6.89%	6.588	347	70.77	707
25.01 -30.00	132	31,743,232.27	10.92%	6.626	335	72.87	719
30.01 -35.00	227	58,656,638.21	20.18%	6.651	345	74.95	718
35.01 -40.00	278	75,400,578.57	25.94%	6.680	343	77.00	715
40.01 -45.00	117	36,697,090.61	12.62%	6.597	348	75.73	708
45.01 -50.00	53	19,706,544.05	6.78%	6.505	340	71.56	721
50.01 -55.00	2	432,297.33	0.15%	6.369	340	73.07	640
55.01 -60.00	2	1,089,234.82	0.37%	5.947	355	80.00	719
60.01+	1	144,350.29	0.05%	6.750	358	77.74	677
None	167	34,506,480.20	11.87%	7.566	337	80.33	678
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,132	290,685,220.69	100.00%	6.739	342	75.21	711
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Balloon 15/30	20	3,723,305.32	1.28%	7.272	177	80.19	702
Fixed Rate : 15Yr	119	22,021,459.29	7.58%	6.317	178	69.34	707
Fixed Rate : 20Yr	1	467,059.94	0.16%	6.625	240	80.00	691
Fixed Rate : 30Yr	814	209,517,443.71	72.08%	6.819	358	76.23	708
Fixed Rate : 30Yr IO	178	54,955,952.43	18.91%	6.569	359	73.28	724
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	178	54,955,952.43	18.91%	6.569	359	73.28	724
Not Interest Only	954	235,729,268.26	81.09%	6.779	338	75.66	708
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	886	251,819,540.24	86.63%	6.745	342	74.99	712
Prepay Penalty: 12 months	6	1,661,157.84	0.57%	6.659	341	78.31	691
Prepay Penalty: 36 months	16	2,620,275.16	0.90%	6.793	336	76.49	703
Prepay Penalty: 60 months	224	34,584,247.45	11.90%	6.702	343	76.58	707
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,132	290,685,220.69	100.00%	6.739	342	75.21	711
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	221	74,353,607.10	25.58%	6.374	345	73.48	719
No inc Disclosed/Asset Verified/No emp Disclosed	5	977,745.05	0.34%	7.312	359	70.41	714
No inc Disclosed/No Asset Disclosed/No emp Disclosed	134	24,829,639.43	8.54%	7.545	333	79.11	671
No income Disclosed/Asset Verification/Emp Verification	6	1,983,255.03	0.68%	7.333	358	87.66	695
No income Disclosed/No Asset Disclosed/Emp Verified	13	4,680,603.36	1.61%	8.030	342	84.88	702
No income Disclosed/No Asset Verified/Emp Verified	2	919,248.38	0.32%	7.735	359	90.00	678
Simple Documentation	24	8,377,310.32	2.88%	6.751	344	82.65	721
Stated Income/Asset Verification/Emp Verification	727	174,563,812.02	60.05%	6.730	342	74.58	713
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	358	84,782,374.64	29.17%	6.818	330	71.09	695
Purchase	599	159,676,974.39	54.93%	6.764	349	79.08	721
Rate/Term Refinance	175	46,225,871.66	15.90%	6.511	339	69.38	705
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condo High-Rise	8	3,665,768.50	1.26%	6.837	338	72.29	705
Condo Low-Rise	58	12,647,021.06	4.35%	6.619	330	77.12	722
Condo Mid-Rise	3	616,717.89	0.21%	6.845	358	73.59	653
Condo Site	2	574,607.17	0.20%	6.247	357	75.47	749
Cooperative	10	1,639,271.57	0.56%	6.542	359	68.48	713
Duplex	83	21,462,071.92	7.38%	7.093	348	73.87	703
PUD	164	47,377,997.96	16.30%	6.705	350	78.01	710
Single Family Attached	26	5,566,810.53	1.92%	6.647	334	74.79	704
Single Family Detached	706	178,324,377.89	61.35%	6.668	341	74.41	712
Triplex	72	18,810,576.20	6.47%	7.222	336	77.31	706
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	261	37,874,694.66	13.03%	7.096	333	77.14	703
Primary	858	247,900,675.87	85.28%	6.683	343	75.02	712
Second Home	13	4,909,850.16	1.69%	6.859	353	69.78	719
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	25	4,266,086.58	1.47%	7.220	347	80.61	694
California	186	68,535,977.30	23.58%	6.585	348	73.67	722
Colorado	18	3,975,005.58	1.37%	6.609	321	74.28	725
Connecticut	30	5,483,522.29	1.89%	6.934	330	76.82	702
Delaware	2	291,452.65	0.10%	6.853	358	79.99	718
District of Columbia	2	742,652.82	0.26%	6.888	357	79.05	664
Florida	86	16,476,663.07	5.67%	6.899	350	75.47	700
Georgia	34	6,358,963.22	2.19%	6.757	319	80.73	720
Idaho	10	1,125,569.10	0.39%	6.881	358	77.56	739
Illinois	34	8,362,388.79	2.88%	6.916	333	79.90	687
Indiana	5	271,584.66	0.09%	6.829	312	71.78	698
Iowa	2	234,995.27	0.08%	6.695	360	80.00	716
Kentucky	1	45,463.61	0.02%	7.125	358	65.00	634
Louisiana	4	800,004.42	0.28%	7.017	238	66.95	698
Maryland	25	6,385,315.33	2.20%	6.702	351	74.84	708
Massachusetts	40	12,981,300.65	4.47%	6.792	327	74.07	722
Michigan	18	3,449,956.04	1.19%	6.467	345	76.32	722
Minnesota	6	1,203,424.25	0.41%	6.604	325	74.74	705
Mississippi	1	26,682.53	0.01%	8.125	359	84.76	620
Missouri	5	534,676.18	0.18%	7.691	184	80.98	642
Montana	4	350,213.24	0.12%	7.017	331	78.97	700
Nevada	16	4,495,871.74	1.55%	6.731	352	79.17	704
New Hampshire	7	2,115,710.25	0.73%	6.623	333	76.18	661
New Jersey	36	13,048,673.01	4.49%	6.828	327	75.40	699
New Mexico	1	107,929.35	0.04%	8.125	359	80.00	678
New York	203	66,919,540.27	23.02%	6.779	347	73.20	714
North Carolina	23	5,059,084.55	1.74%	6.850	352	81.71	706
Ohio	29	3,564,551.90	1.23%	6.980	331	81.26	713
Oklahoma	4	327,821.60	0.11%	7.121	339	79.42	687
Oregon	59	12,272,167.62	4.22%	6.597	352	77.19	705
Pennsylvania	41	6,262,262.73	2.15%	6.830	344	77.94	699
Rhode Island	6	1,416,593.45	0.49%	6.938	357	78.45	701
South Carolina	8	1,547,532.14	0.53%	6.768	274	61.89	688
Tennessee	11	1,202,266.57	0.41%	7.125	341	80.05	686
Texas	64	11,013,790.03	3.79%	6.704	342	75.58	700
Utah	10	1,991,068.48	0.68%	6.541	337	75.82	678
Vermont	1	307,378.56	0.11%	6.625	360	79.99	722
Virginia	22	6,120,056.46	2.11%	6.699	337	74.26	715
Washington	48	10,207,400.55	3.51%	6.668	350	77.87	720
West Virginia	1	181,419.53	0.06%	6.875	179	69.20	669
Wisconsin	3	418,473.01	0.14%	6.997	199	80.61	645
Wyoming	1	203,731.31	0.07%	7.125	175	90.00	654
Total	**1,132**	**290,685,220.69**	**100.00%**	**6.739**	**342**	**75.21**	**711**

RBS Greenwich Capital